# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RedHill Biopharma Ltd., CIK 0001553846
CUSIP: 757468301
Title of class of securities: American Depository Shares
Address of issuer's principal executive offices: 21 Ha'arba'a Street, Tel Aviv, Israel (L3), 6473921
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 369,373; sole dispositive power 0; shared dispositive power 369,373; aggregate amount beneficially owned 369,373 (9.99% of the class); the aggregate amount excludes certain shares
- Alumni Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 369,373; sole dispositive power 0; shared dispositive power 369,373; aggregate amount beneficially owned 369,373 (9.99% of the class); the aggregate amount excludes certain shares
- Ashkan Mapar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 369,373; sole dispositive power 0; shared dispositive power 369,373; aggregate amount beneficially owned 369,373 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: RedHill Biopharma Ltd.
Address of issuer's principal executive offices: 21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

## Item 2. Person Filing
Name of person filing:
This statement is filed by Alumni Capital LP (the "Fund"), Alumni Capital GP LLC (the "General Partner"), and Ashkan Mapar (the "Controlling Person"). The foregoing are collectively referred to herein as the "Reporting Persons".

The Fund holds, has the right to acquire, or has the obligation to acquire, securities of the Issuer. The General Partner serves as the general partner of the Fund. The Controlling person is the control person of the General Partner.
Address of principal business office or, if none, residence: The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is 601 Brickell Key Dr., Suite 700, Miami, FL 33131.
Citizenship: Alumni Capital LP is a Delaware limited partnership. Alumni Capital GP LLC is a Delaware limited liability company. Ashkan Mapar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Alumni Capital LP - 369,373*
Alumni Capital GP LLC - 369,373*
Ashkan Mapar - 369,373*

*The American Depository Shares (the "ADSs") representing ordinary shares (the "Shares") of RedHill Biopharma Ltd. (the "Issuer") reported herein represent ADSs that are beneficially owned or that may be acquired by Alumni Capital LP (the "Fund") pursuant to (i) a Purchase Agreement dated June 20, 2025, between the Issuer and the Fund (the "Purchase Agreement"), (ii) pre-funded warrants to purchase ADSs held by the Fund or to be issued to the Fund in lieu of ADSs pursuant to the Purchase Agreement (the "Pre-Funded Warrants"), (iii) warrants to purchase ADSs held by the Fund or to be issued to the Fund in consideration of the Fund's entering into the Purchase Agreement (the "Commitment Warrants").

Under the Pre-Funded Warrants and the Commitment Warrants, the Fund may acquire ADSs (or securities convertible into or exercisable for ADSs) in accordance with the respective terms and subject to the respective conditions and limitations contained therein. One such limitation is that the Fund is prohibited from acquiring any ADSs under the Pre-Funded Warrants and the Commitment Warrants, which, when aggregated with all other ADSs then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "Warrant Ownership Limitation"). The Fund may increase the Warrant Ownership Limitation up to 9.99% upon written agreement of the Fund and Issuer.

Furthermore, under the Purchase Agreement, at the Issuer's sole discretion, the Fund may be required to purchase ADSs (or Pre-Funded Warrants in lieu of ADSs), in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. Two such limitations are that the Fund is prohibited from acquiring (i) any ADSs issuable pursuant to a Forward Purchase Notice (as defined in the Purchase Agreement), which, when aggregated with all other ADSs then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "Forward Purchase Notice Ownership Limitation") and (ii) any ADSs issuable pursuant to a Regular Purchase Notice (as defined in the Purchase Agreement), which, when aggregated with all other ADSs then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "Regular Purchase Notice Ownership Limitation"). The Fund may increase the Regular Purchase Notice Ownership Limitation up to 9.99% upon written agreement of the Fund and Issuer. Pursuant to an agreement between the Fund and the Issuer, the Forward Purchase Notice Ownership Limitation has increased to 9.99%.

As such, the percent of class reported herein is giving effect to the Forward Purchase Notice Ownership Limitation and is based upon the Issuer's representation in Issuer's Post-Effective Amendment No. 2 to its Registration Statement on Form F-1 filed with the SEC on September 5, 2025 pursuant to Rule 424(b)(5) that there were 3,329,857 ADSs (assuming all holders of Shares held ADSs) outstanding as of September 4, 2025 plus the approximate total number of ADSs that the Reporting Persons may acquire at the direction of the Issuer (subject to the Forward Purchase Notice Ownership Limitation) in accordance with Rule 13d-3(d)(1)(i) under the Act.

For the sake of clarity, the Fund does not own any ADSs as of the date of the filing, has the right to acquire 174,886 ADSs upon exercise of outstanding Commitment Warrants as of the date of the filing (based on the Warrant Ownership Limitation), and is electing to file this Schedule 13G solely to the extent that, for the purposes of Section 240.13d-3, the Reporting Persons are deemed to beneficially own the ADSs pursuant to the Purchase Agreement, the Prefunded Warrants, and the Commitment Warrants. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the ADSs reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Alumni Capital LP - 9.99%
Alumni Capital GP LLC - 9.99%
Ashkan Mapar - 9.99%
Sole power to vote or to direct the vote:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to vote or to direct the vote:
Alumni Capital LP - 369,373*
Alumni Capital GP LLC - 369,373*
Ashkan Mapar - 369,373*
Sole power to dispose or to direct the disposition:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to dispose or to direct the disposition:
Alumni Capital LP - 369,373*
Alumni Capital GP LLC - 369,373*
Ashkan Mapar - 369,373*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Alumni Capital LP: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (10/20/2025)
- Alumni Capital GP LLC: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (10/20/2025)
- Ashkan Mapar: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (10/20/2025)